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                             February 23, 2024

       Cong Qu
       Financial Director
       SUPER HI INTERNATIONAL HOLDING LTD.
       1 Paya Lebar Link, #09-04
       PLQ 1 Paya Lebar Quarter
       Singapore 408533

                                                        Re: SUPER HI
INTERNATIONAL HOLDING LTD.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
30, 2024
                                                            CIK No. 0001995306

       Dear Cong Qu:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 12, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Risk Factors
       Your rights to pursue claims against the depositary as a holder of ADSs are limited . . ., page 37

   1. We note your revised disclosure in response to prior comment 7. Please further revise to address the risk that
the jury trial waiver provision may result in limited access to information and other
imbalances of resources between the company and shareholders.
                                                        Also revise the
subsection captioned "Jurisdiction and Arbitration" on page 155 to include similar disclosure that
discusses the deposit agreement's arbitration provision.
 Cong Qu
FirstName
SUPER HI LastNameCong   Qu HOLDING LTD.
          INTERNATIONAL
Comapany23,
February  NameSUPER
            2024       HI INTERNATIONAL HOLDING LTD.
February
Page 2 23, 2024 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-IFRS Financial Measure, page 66

2. We reviewed the changes you made in response to prior comment 3. Please disclose in greater detail what the raw materials and consumables used reconciling item relates to and why it does not relate to restaurant level operations. Also, disclose whether any costs associated with central kitchens are included in restaurant level operating profit and the nature of any included costs. If no costs associated with central kitchens are included, please explain why none of these costs relate to revenues generated by restaurants, such as no food prepared in any central kitchens being sold in any restaurants.
Compensation of Directors and Executive Officers, page 128

3. Please update this disclosure for your most recently completed fiscal year.
Principal Shareholders, page 130

4. Please identify the natural persons with voting and/or investment control over the ESOP
         Platforms.
Related Party Transactions, page 133

5. We note your response to prior comment 15 and reissue it in part. Please revise here to clearly disclose that Mr. Yong Zhang is the spouse of Ms. Ping Shu, your Chairman and director, and that entities controlled by Mr. Yong Zhang own 47.64% of your outstanding shares. Also provide information in this section, including regarding loans to and from
         HDL Group, for the period since the beginning of the company's preceding three fiscal years up to the date of the document. Refer to Item 7.B of Form 20-F. General

6. We note your response to prior comment 18. To the extent that you have one or more directors, officers or members of senior management located in China, Hong Kong and/or
         Macau, please revise the section captioned "Enforceability of Civil Liabilities" to: (i) state that such individuals are located in China, Hong Kong and/or Macau and identify the relevant individuals and (ii) include relevant risk factor discussion of the enforceability of judgements and liabilities against such individuals and include a cross-reference to the "Enforceability of Civil Liabilities" section. In this regard, it appears that at least one of the company's executive officers resides in mainland China.
 Cong Qu
FirstName
SUPER HI LastNameCong   Qu HOLDING LTD.
          INTERNATIONAL
Comapany23,
February  NameSUPER
            2024       HI INTERNATIONAL HOLDING LTD.
February
Page 3 23, 2024 Page 3
FirstName LastName
       Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Dr. Mengyu Lu